UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of **May 2008**

Commission File Number 001-31269

ALCON, INC.

(Translation of registrant's name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
41-41-785-8888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

The Annual General Meeting of the Shareholders of Alcon, Inc. was held on May 6, 2008 in Zug, Switzerland. At the meeting, the shareholders approved all of the items proposed for their consideration as follows:

1.   The 2007 Annual Report and Accounts of Alcon, Inc. and the 2007 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries.

2.   A dividend of CHF 2.63 per share to be paid on May 22, 2008, to shareholders of record on May 12, 2008 at the time and in the manner proposed.

3.   Discharge of the members of the Board of Directors of Alcon, Inc. for the financial year 2007.

4.   Re-election of KPMG Klynveld Peat Marwick Goerdeler SA, Zurich, Switzerland, as Group and Parent Company Auditors for a one-year term of office.

5.   Election of OBT AG, Zürich, Switzerland, as special auditors for a one-year term of office.

6.   Election of Paul Bulcke as a new member of the Board of Directors for a one-year term of office, re-election of Thomas G. Plaskett to the Board of Directors for a three-year term of office, re-election of Paul Polman to the Board of Directors for a three-year term of office, re-election of Cary R. Rayment to the Board of Directors for a three-year term of office, election of James Singh as a new member of the Board of Directors for a three-year term of office subject to and with effect as of the closing of the sale of (at least) 74 million Alcon shares by Nestlé S.A. to Novartis AG pursuant to certain agreements between Nestlé S.A. and Novartis AG and the election of Dr. Daniel Vasella as a new member of the Board of Directors for a three-year term of office subject to and with effect as of the closing of the sale of (at least) 74 million Alcon shares by Nestlé S.A. to Novartis AG pursuant to certain agreements between Nestlé S.A. and Novartis AG.

7.   The cancellation of 7,657,400 shares, at CHF 0.20 par value per share, which have been repurchased by Alcon, Inc. and that, as a result, the share capital of Alcon, Inc. be reduced from CHF 62,347,145.60 to CHF 60,815,665.60 and that the share capital in Article 4 para. 1 of the Alcon, Inc. Articles of Association be amended accordingly. Subject to fulfillment of certain formal Swiss law requirements, the cancellation is expected to become effective in July or August 2008.

In a board meeting immediately following the Annual General Meeting of the Shareholders of Alcon, Inc. on May 6, 2008, the Board of Directors (the "Board") of Alcon, Inc. re-elected Cary Rayment as its Chairman and re-elected Francisco Castañer as its Vice-Chairman.

At the May 6, 2008 Board meeting, the Board approved an annual cash retainer of $85,000, plus an additional $15,000 for the Audit Committee Chairman, to each member of the Board, except for the Chairman and Chief Executive Officer, for service to Alcon, Inc. as a director for the period commencing at the Annual General Meeting held on May 6, 2008 and ending at the next succeeding Annual General Meeting. Additionally, upon the recommendation of the Compensation Committee, the Board approved an award to each non-employee director of Alcon, Inc. of 1,500 share-settled stock appreciation rights ("SSARs") and 425 restricted share units ("RSUs"). The exercise price of a SSAR shall be equal to the closing price of one common share of the Company, as reported on the New York Stock Exchange on the date of grant, which is scheduled for Friday, May 9, 2008 (the third trading day following the Annual General Meeting). Both the SSARs and RSUs have a three-year vesting period from the date of grant. A non-employee director is a director who is neither a member of Nestlé's board of directors nor a full-time employee of Nestlé or Alcon.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date   May 13, 2008   By   /s/ Martin Schneider
                                      Name: Martin Schneider
                                      Title: Attorney-in-Fact

Date   May 13, 2008   By   /s/ Stefan Basler
                                        Name: Stefan Basler
                                      Title: Attorney-in-Fact